SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )*

Baosheng Media Group Holdings Limited

(Name of Issuer)

Ordinary shares, $0.0005 par value per share

(Title of Class of Securities)

G08908108**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G08908108 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Capital Market under the symbol “BAOS.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G08908108

1	Name of Reporting Person PBCY Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,000,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 20.51% (2)
12	Type of Reporting Person FI

(1)	Represents 6,000,000 ordinary shares held by PBCY Investment Limited, a British Virgin Islands company owned as to 86.35% by Pubang Landscape Architecture (HK) Co., Ltd., which in turn is wholly owned by Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability.

(2)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

CUSIP No. G08908108

1	Name of Reporting Person Pubang Landscape Architecture (HK) Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,000,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 20.51 (2)
12	Type of Reporting Person FI

(1)	Represents 6,000,000 ordinary shares beneficially owned by Pubang Landscape Architecture (HK) Co., Ltd., held indirectly through its 86.35% owned subsidiary, PBCY Investment Limited, a British Virgin Islands company.

(2)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

CUSIP No. G08908108

1	Name of Reporting Person Pubang Landscape Architecture Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,000,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 20.51 (2)
12	Type of Reporting Person FI

(1)	Represents 6,000,000 ordinary shares beneficially owned by Pubang Landscape Architecture Co., Ltd., held indirectly through its wholly owned subsidiary, Pubang Landscape Architecture (HK) Co., Ltd., which in turn beneficially owns 6,000,000 ordinary shares through its 86.35% owned subsidiary, PBCY Investment Limited, a British Virgin Islands company.

(2)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

ITEM 1.

(a)	Name of Issuer:

Baosheng Media Group Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

FLOOR 15, YONGHE EAST BUILDING B

NO. 28 ANDINGMEN EAST AVENUE

DONGCHENG DISTRICT, BEIJING

PEOPLE’S REPUBLIC OF CHINA 100007

ITEM 2.

(a)	Name of Person Filing:

(i)	PBCY Investment Limited
(ii)	Pubang Landscape Architecture (HK) Co., Ltd.
(iii)	Pubang Landscape Architecture Co., Ltd.

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	PBCY Investment Limited

34F, Fortune Century Square

No. 13 Hai’an Road, Tianhe District

Guangzhou, People’s Republic of China 510627

(ii)	Pubang Landscape Architecture (HK) Co., Ltd.

34F, Fortune Century Square

No. 13 Hai’an Road, Tianhe District

Guangzhou, People’s Republic of China 510627

(iii)	Pubang Landscape Architecture Co., Ltd.

34F, Fortune Century Square

No. 13 Hai’an Road, Tianhe District

Guangzhou, People’s Republic of China 510627

(c)	Citizenship:

(i)	PBCY Investment Limited

British Virgin Islands

(ii)	Pubang Landscape Architecture (HK) Co., Ltd.

Hong Kong

(iii)	Pubang Landscape Architecture Co., Ltd.

People’s Republic of China

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0005 per share

(e)	CUSIP Number: G08908108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership	Percentage of Total Ordinary Shares(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PBCY Investment Limited (2)	6,000,000 (3)	20.51%	0	6,000,000 (3)	0	6,000,000 (3)
Pubang Landscape Architecture (HK) Co., Ltd. (4)	6,000,000 (5)	20.51%	0	6,000,000 (5)	0	6,000,000 (5)
Pubang Landscape Architecture Co., Ltd. (6)	6,000,000 (7)	20.51%	0	6,000,000 (7)	0	6,000,000 (7)

____________

(1)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

(2)	PBCY Investment Limited is a British Virgin Islands company owned as to 86.35% by Pubang Landscape Architecture (HK) Co., Ltd., which in turn is wholly owned by Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability.

(3)	Represents the number of ordinary shares held by PBCY Investment Limited as of December 31, 2021.

(4)	Pubang Landscape Architecture (HK) Co., Ltd. is a company with limited liability organized in Hong Kong in September 2013 and is a direct wholly owned subsidiary of Pubang Landscape Architecture Co., Ltd.

(5)	Represents the number of ordinary shares beneficially owned by Pubang Landscape Architecture (HK) Co., Ltd., held indirectly through its 86.35% owned subsidiary, PBCY Investment Limited, as of December 31, 2021.

(6)	Pubang Landscape Architecture Co., Ltd. is a joint stock company established in the PRC with limited liability on July 19, 1995, whose shares are listed on the Shenzhen Stock Exchange (Stock Code: 002663.SZ).

(7)	Represents the number of ordinary shares beneficially owned by Pubang Landscape Architecture Co., Ltd. through its indirect subsidiary PBCY Investment Limited as of December 31, 2021.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

PBCY Investment Limited

/s/ Xinxia Liu
Name: Xinxia Liu
Title: Director

Pubang Landscape Architecture (HK) Co., Ltd.
/s/ Cheng Yu
Name: Cheng Yu
Title: Director
Pubang Landscape Architecture Co., Ltd.
/s/ Guolong Yang
Name: Guolong Yang Title: President